EXHIBIT 99.2

CONSENT OF SNC-LAVALIN INC.

The undersigned hereby consents to reference to the undersigned in the material change report dated May 14, 2012, of Avalon Rare Metals Inc. (the “Company”), incorporated into the Registration Statement on Form F-10 of the Company (File No. 333-173669) dated May 4, 2011 (the “Form F-10”), in connection with information relating to the “Feasibility Study – Thor Lake Project”.

The undersigned also consents to the incorporation by reference of this consent as an exhibit to the Form F-10.

SNC-Lavalin Inc.

/s/ Feroz Ashraf By: Feroz Ashraf Title: EVP, Global Mining and Metallurgy

Date: May 14, 2012